EXHIBIT 99.03

Common Stock present or represented at the meeting, and entitled to vote at the meeting. For purposes of action on the Long Term Incentive Plan Proposal and Annual Performance Incentive Plan Proposal, an abstention is the equivalent of a "no" vote on the proposal.

  Shareholders may vote either in person or by duly authorized proxy. The giving of a proxy will not prevent a shareholder from voting in person at the meeting. A proxy may be revoked by a shareholder at any time prior to the voting thereof by giving written notice to the Secretary of the Company prior to such voting. All shares entitled to vote and represented by effective proxies on the enclosed form, received by the Company, will be voted at the meeting (or any adjourned session thereof) in accordance with the terms of such proxies.

  Each Participant in the Company's Automatic Dividend Reinvestment and Stock Purchase Plan (the "Reinvestment Plan"), Kentucky Utilities' Employee Stock Ownership Plan (the "ESOP") or the Kentucky Utilities Employee Savings Plan (the "Savings Plan") will receive a form of proxy by which such Participant may direct the agent or trustee under such Plans as to the manner of voting shares credited to the Participant's accounts under such Plans. Shareholders of record who are participants in the Reinvestment Plan will receive only one form of proxy for their certificated shares and those shares which they may have acquired through reinvested dividends. A Participant of any of such Plans wishing to vote in person at the meeting may obtain a proxy for shares credited to his account under such Plans by making a written request therefor by April 7, 1997, as follows: for the Reinvestment Plan, to George S. Brooks II, Secretary of the Company, at the address stated on page 1; for the ESOP, to Banc One Kentucky, PO Box 32500, Louisville, Kentucky 40232, Attention:
Barbara J. Steele, Trust Investment Division; and for the Savings Plan, to CG Trust Company, c/o Cigna Retirement and Investment Services, Routing Code M-122, 350 Church Street, Hartford, Connecticut 06103, Attention: Bruce Beckmann.

                             Election of Directors

GENERAL

  Three directors are to be elected at the meeting. Barring unforeseen circumstances and in the absence of contrary directions, the proxies solicited herewith will be voted for the election of Milton W. Hudson, John T. Newton and William L. Rouse, Jr. as directors of the Company. The nominees will hold office until the 2000 Annual Meeting of Shareholders of the Company or until their respective successors shall have been duly elected and qualified except that pursuant to the Board of Director's policy on retirement, Mr. Hudson will retire from the Board at the 1998 Annual Meeting. The proxies may also be voted for a substitute nominee or nominees in the event any one or more of said persons shall be unable to serve for any reason or be withdrawn from nomination, an occurrence not now anticipated. Except as otherwise indicated, each nominee has been engaged in his present principal occupation for at least the past five years. All information regarding share ownership is as of January 31, 1997.

  The following information is given with respect to the nominees for election as directors:

              MILTON W. HUDSON, 69, has been an economic consultant (Washington, DC) since 1991. He was Managing Director and Senior Economic Advisor of Morgan Guaranty Trust Company of New York from January 1990 until his retirement in June 1991. He has been a director of the Company since 1991 and a director of Kentucky Utilities since 1990. Mr. Hudson beneficially owns 1,210 shares of Common Stock of the Company.
LOGO

              JOHN T. NEWTON, 66, retired in 1995 as Chairman of the Board and Chief Executive Officer of the Company and Kentucky Utilities, positions he had held since 1987. He had also been President of these companies from 1987 to November 1, 1994. Mr. Newton has been a director of the Company since 1988 and a director of Kentucky Utilities since 1974. He beneficially owns 32,653 shares of Common Stock of the Company which include 7,668 shares held jointly with his wife and 5,000 shares held solely by his wife.
LOGO

              WILLIAM L. ROUSE, JR., 64, was Chairman of the Board and Chief Executive Officer and a director of First Security Corporation of Kentucky, a multi-bank holding company, prior to his retirement in 1992. Mr. Rouse is a director of Ashland, Incorporated. He has been a director of the Company since 1991 and a director of Kentucky Utilities since 1989. Mr. Rouse beneficially owns 1,000 shares of Common Stock of the Company. In addition, Mr. Rouse's account under the Directors Deferred Compensation Plan described below has the equivalent of 3,937 shares of Common Stock.
LOGO

  Information with respect to those directors whose terms are not expiring is as follows:

              MIRA S. BALL, 62, is Secretary-Treasurer and Chief Financial Officer of Ball Homes, Inc., a single-family residential developer and property management company. She has been a director of the Company and Kentucky Utilities since 1992. Ms. Ball beneficially owns 6,057 shares of Common Stock of the Company. Her term expires in 1999.
LOGO

              CAROL M. GATTON, 64, is Chairman of Area Bancshares, Inc., a bank holding company in Owensboro, Kentucky. He is also involved in real estate ventures and automobile dealerships. Mr. Gatton beneficially owns 1,000 shares of Common Stock of the Company. His term expires in 1998.
LOGO

              HARRY M. HOE, 71, is President and a director of J. R. Hoe & Sons, Inc., Middlesboro, Kentucky, a foundry and casting company. He has been a director of the Company since 1991 and a director of Kentucky Utilities since 1979. Mr. Hoe beneficially owns 16,745 shares of Common Stock of the Company which include 5,394 shares held solely by his wife. His term expires in 1998.
LOGO

              FRANK V. RAMSEY, JR., 65, is President and Director of Dixon Bank, Dixon, Kentucky, and a farm owner and operator. He has been a director of the Company since 1991 and a director of Kentucky Utilities since 1986. Mr. Ramsey beneficially owns 1,400 shares of Common Stock of the Company. His term expires in 1999.
LOGO

              CHARLES L. SHEARER, PH.D., 54, is President of Transylvania University, Lexington, Kentucky. He has been a director of the Company since 1991 and a director of Kentucky Utilities since 1987. Dr. Shearer beneficially owns 1,460 shares of Common Stock of the Company which include 200 shares held solely by his wife and 14 shares held by his children. His term expires in 1999.
LOGO

              LEE T. TODD, JR., PH.D., 50, is President and Chief Executive Officer of DataBeam Corporation, a Kentucky-based, high-technology firm. He was elected a director of the Company and Kentucky Utilities in 1995. Dr. Todd beneficially owns 500 shares of Common Stock of the Company. His term expires in 1999.
LOGO

              MICHAEL R. WHITLEY, 54, has been Chairman, President and Chief
              Executive Officer of the Company and Kentucky Utilities since
              August 1, 1995. He was President and Chief Operating Officer of
              the Company and Kentucky Utilities from November 1, 1994 to
              August 1, 1995. He was Executive Vice President of these
              companies from August 1, 1994 to November 1, 1994. Before this period, he had been a Senior Vice President of the Company since
              1988 and of Kentucky Utilities since 1987. Mr. Whitley was
              Secretary of the Company from 1988 until 1992 and of Kentucky
              Utilities from 1978 until 1992. He is a director of PNC Bank
              Kentucky, Inc., a wholly owned subsidiary of PNC Bank Corp.,
              Inc. Mr. Whitley has been a director of the Company and Kentucky
              Utilities since 1992. He beneficially owns 30,985 shares of
              Common Stock of the Company which include 6,300 shares held jointly with his wife and 964 shares held solely by his wife.
LOGO          His term expires in 1998.

VOTING SECURITIES BENEFICIALLY OWNED BY DIRECTORS, NOMINEES AND EXECUTIVE
OFFICERS

  The directors, nominees and executive officers of the Company and Kentucky Utilities owned beneficially at January 31, 1997 an aggregate of 189,117 shares of Common Stock of the Company, representing in the aggregate 0.5% of such stock.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

  All members of the Company's Board of Directors are currently members of Kentucky Utilities' Board of Directors. The Board of Directors of the Company and the Board of Directors of Kentucky Utilities have each

Compensation Committee in the grant or payment of awards to the director or executive under incentive or other plans maintained by the Company. The Board of Directors of the Company may amend or terminate the Equity Ownership Guidelines at any time or from time to time.

DIRECTORS' COMPENSATION

  Each director of the Company is also a director of its principal subsidiary, Kentucky Utilities. Each director who is not an employee of the Company or Kentucky Utilities is paid an annual retainer of $20,000. This retainer is reduced by any retainer paid from a Company subsidiary. Kentucky Utilities pays non-employee directors an annual retainer of $15,000. Thus, the net annual Company retainer paid to such directors is $5,000 but the aggregate paid for serving on both Boards is $20,000. An additional annual retainer of $1,200 is paid to each non-employee director who is a chairperson of a committee of either Board. However, if a non-employee director is a chairperson of the same Board committee of the Company and Kentucky Utilities, only one such additional annual retainer is paid.

  In addition to an annual retainer, the Company and Kentucky Utilities pay each non-employee director a $1,000 fee for each meeting of a Board or a particular committee attended; provided that if the Boards of the Company and Kentucky Utilities meet on the same day, only one $1,000 fee is paid for both meetings. Similarly, if the same committee of the Boards of the Company and Kentucky Utilities meets on the same day, only one $1,000 fee is paid for both meetings. Out-of-pocket travel expenses are paid to directors for all meetings attended.

  All eligible directors of the Company and Kentucky Utilities are entitled to participate in the Director Retirement Retainer Programs (the "Director Retirement Plans") of the Company and Kentucky Utilities. Directors who are not, and have not previously been, an officer of Kentucky Utilities, the Company, or their affiliated companies ("outside directors") are eligible to participate. An outside director who is 65 years of age and has completed at least five consecutive years of service on the Company's and/or Kentucky Utilities' Board will receive, upon termination of service from a Board for any reason other than death, an annual retirement benefit equal to the annual retainer paid to such Board's directors in effect as of such termination, payable monthly over a period of years equal to the number of full years such director served on the Board, but not in excess of 10 years. Such payments cease, however, if the director dies before all such payments are made. The annual retainer in effect upon the director's termination from a Board will generally be calculated as described in the first paragraph under this caption (excluding the additional annual retainer for chairpersons). In the event of a change in control of the Company or Kentucky Utilities, any person then receiving a retirement benefit would be paid, within 30 days of the change in control, a lump-sum payment equal to the discounted present value of all then unpaid installments of the director's retirement benefit. In the event of a change in control, each outside director in office immediately prior to such change in control will be eligible to receive an accelerated retirement benefit if the director terminates service from a Board for any reason other than death within three years of the date of the change in control. Such accelerated retirement benefit would be paid in a lump sum within 30 days of such termination and would be equal to the discounted present value of the retirement benefit which such director would have received if the director had retired from the Board at age 70 (or for certain directors, 72) and lived to collect the full benefit otherwise payable under the applicable Director Retirement Plan. Such benefit would be based on the higher of the annual retainer in effect immediately prior to the change in control or immediately prior to such director's termination of service. Change in control is broadly defined under the Director Retirement Plans and includes any merger, consolidation, reorganization or sale of substantially all of the assets of the Company or Kentucky Utilities which results in less than 60% of the voting power of the resulting entity being owned by the holders of the Common Stock of the Company prior to the transaction; a change in the majority of the Board of Directors of the Company or Kentucky Utilities over a two-year period which is not approved by two-thirds of the incumbent directors; and the acquisition by any person or group of persons of beneficial ownership of 10% or more of the Common Stock of the Company or Kentucky Utilities.

  Directors may elect to have all or a specified portion of their directors' fees deferred under the Director Deferred Compensation Plans (the "Director Deferred Compensation Plans") of the Company and Kentucky Utilities, such elections to be made in accordance with and subject to the terms of the Director Deferred Compensation Plans. Amounts deferred will be maintained in unfunded accounts for each participant, which, based on a choice made by the director, either: (1) bear interest at a floating rate based upon the average prime rate charged by banks as reported in the Federal Reserve Bulletin; or (2) experience appreciation (depreciation) and earnings based on a hypothetical investment in the Company's Common Stock. Amounts deferred under the Director Deferred Compensation Plans will be paid to the participant upon termination as a director for any reason other than death based on a choice made by the Director as permitted by the Director Deferred Compensation Plans in a single payment or, with interest, quarterly over a period of not to exceed 40 calendar quarters, or, with interest, annually over a period of not to exceed 10 years. In the event of a participant's death, payment of any remaining balance of credited amounts will be made in a single payment to a designated beneficiary. In certain cases, directors may receive a distribution of deferred amounts in the event of substantial financial hardship. In the event of a change in control of the Company or Kentucky Utilities, any director who terminated prior to the change in control whose deferred amounts have not been distributed would receive, within 15 days of the change in control, a lump sum payment of the undistributed amounts. In the event of a change in control, each director who terminates thereafter within three years of the date of the change in control would be paid, within 15 days after termination, a lump sum payment of the director's deferred amounts. Change in control has essentially the same meaning as under the Director Retirement Plans described above. Because officers of the Company and Kentucky Utilities receive no compensation for services as directors, any director who is an officer is not eligible to participate in the plans.

EXECUTIVE COMPENSATION

  General. The following table contains information with respect to the compensation paid by (or earned from) the Company and Kentucky Utilities, for all services rendered during 1994 through 1996 in all capacities, to the Chief Executive Officer and the other four most highly compensated executive officers of the Company and Kentucky Utilities:

                          Summary Compensation Table

                                                                    LONG-TERM
                                                                   COMPENSATION
                                           ANNUAL COMPENSATION       PAYOUTS
                                       --------------------------- ------------
                                                                       LTIP
                                                      OTHER ANNUAL ------------  ALL OTHER
                                       SALARY  BONUS  COMPENSATION   PAYOUTS    COMPENSATION
NAME AND PRINCIPAL POSITION       YEAR   ($)   ($)(1)    ($)(2)       ($)(3)       ($)(4)
---------------------------       ---- ------- ------ ------------   -------    ------------
MICHAEL R. WHITLEY;               1996 387,737 99,741    2,164        79,798       6,242
 Chairman of the Board, President 1995 318,467 73,476      116             0       4,686
 & Chief Executive Officer &      1994 245,490 67,157      481        50,508       5,560
 Director of the Company &
 Kentucky Utilities
JAMES W. TIPTON;                  1996 230,750 38,304    2,004        77,882       5,670
 Senior Vice President            1995 227,591 39,942    1,445             0       4,667
 of the Company                   1994 214,043 63,210    1,373        50,508       5,537
O. M. GOODLETT;                   1996 231,840 51,994        0        52,560       5,181
 Senior Vice President of the     1995 210,195 44,550        0             0       4,500
 Company & Kentucky Utilities     1994 200,251 56,889        0        30,246       4,500
WAYNE T. LUCAS;                   1996 208,137 49,043      749        33,124       6,361
 Senior Vice President            1995 194,553 42,160      711             0       4,692
 of Kentucky Utilities            1994 159,699 33,754      523        22,658       5,522
JAMES M. ALLISON;                 1996 175,749 43,208        0           N/A       5,056
 Senior Vice President            1995 169,405 38,160        0           N/A       4,527
 of Kentucky Utilities            1994 133,674 29,131        0           N/A       4,500
 (Resigned Feb. 21, 1997)

--------
(1) Bonuses are paid under the Incentive Plans. Any bonus earned but deferred under the Executive Deferred Compensation Plans is included in the Table.
(2) Other annual compensation consists of amounts for group term life insurance and related taxes.
(3) Reflects payouts under the Performance Share Plans described under "Report of Compensation Committee on Executive Compensation" above. Performance goals were not met, and thus no payouts were made for the Performance Cycle that relates to 1995 in the table above. Amounts shown for 1994 and 1996 reflect a payout in the form of restricted shares of the Company's Common Stock of 75% and 100%, respectively, of the contingent grant for the applicable Performance Cycle. Such restricted stock will be forfeited if the officer terminates employment prior to January 1, 2001 (for amounts shown for 1994) and January 2, 2003 (for amounts shown for 1996) for any reason other than retirement, disability or death. In the event of a change in control, the restrictions lapse immediately.
(4) All other compensation includes: (a) above-market-rate interest earned on deferred compensation; and (b) the employer matching contribution made to the officer's account in the 401(k) Employee Savings Plan. Such amounts for 1996 are shown in the following table.

         EXECUTIVE                             INTEREST ON      401(K) MATCHING
          OFFICER                         DEFERRED COMPENSATION  CONTRIBUTION
         ---------                        --------------------- ---------------
      Michael R. Whitley.................        $1,742             $4,500
      James W. Tipton....................         1,170              4,500
      O. M. Goodlett.....................           681              4,500
      Wayne T. Lucas.....................         1,861              4,500
      James M. Allison...................           556              4,500

  Long Term Incentive Awards. Performance Shares contingently awarded under the Performance Share Plans in 1996 are reported in the Long-Term Incentive Plan awards table below. A description of how awards are determined is presented under "Report of Compensation Committee on Executive Compensation." A description of the scale by which performance targets are set follows the table.

             Long-Term Incentive Plan--Awards In Last Fiscal Year

                                      PERFORMANCE
                                       OR OTHER
                          NUMBER OF     PERIOD
                           SHARES,       UNTIL        ESTIMATED FUTURE PAYOUTS UNDER
                           UNITS OR   MATURATION      NON-STOCK PRICE-BASED PLANS(4)
                         OTHER RIGHTS     OR      --------------------------------------
NAME                         (#)       PAYOUT(3)  THRESHOLD($)   TARGET($)    MAXIMUM($)
----                     ------------ ----------- ------------ -------------- ----------
Michael R. Whitley......   5,835 (1)        3           0      87,525-131,288  175,050
James W. Tipton.........   2,280 (1)        3           0       34,200-51,300   68,400
O.M. Goodlett...........   2,180 (1)        3           0       32,700-49,050   65,400
Wayne T. Lucas..........   1,950 (2)        3           0       29,250-43,875   58,500
James M. Allison........   1,730 (2)        3           0       25,950-38,925   51,900

--------
(1) Constitutes Performance Shares contingently granted under the KUE Performance Share Plan in 1996.
(2) Constitutes Performance Shares contingently granted under the Kentucky Utilities Performance Share Plan in 1996.
(3) Number of years in Performance Cycle.
(4) See description below for the scale that determines which amount would be applicable. Amounts are calculated based on the price of the Company's Common Stock on December 31, 1996.

  For the Performance Cycle commencing in 1996, payouts of contingent grants shown in the table above will be determined by calculating the average return on equity for the Performance Cycle of the Company or Kentucky Utilities, as the case may be, compared to the average return on equity for the Performance Cycle for the comparable companies. The returns will be ranked in descending order. For the 1996-1998 Performance Cycle, the scale that determines if grants are earned is as follows: if the Company's or Kentucky Utilities' rank, as the case may be, is in the top two, the payout will be 100% of the contingent grant (the Maximum shown in the table); if their rank is third or fourth, the payout will be 75%, and if their rank is fifth or sixth, the payout will be 50% (the two figures shown as Target in the table); and if their rank is seventh or below, no shares will be awarded (shown as the Threshold in the table) for that Performance Cycle under the applicable Performance Share Plan.

  Retirement Plan. Each of the officers of the Company and Kentucky Utilities is entitled to participate in the Kentucky Utilities employee retirement plans described below. Executive officers, like other employees, are eligible to participate in Kentucky Utilities' Retirement Plan, and all eligible persons whose compensation is reported in the Summary Compensation Table participated in the Retirement Plan. Contributions to the Retirement Plan are determined actuarially and cannot be readily calculated as applied to any individual participant or small group of participants. Generally, compensation for Retirement Plan purposes means base compensation while a participant, excluding overtime pay, commissions, performance incentive compensation or other extraordinary compensation. The compensation for Retirement Plan purposes of the individuals named in the foregoing table is substantially equivalent to the base salary reported in the Summary Compensation Table. The credited years of service under the Retirement Plan for such persons were as follows: Mr. Whitley, 32 years; Mr. Tipton, 29 years; Mr. Goodlett, 26 years; Mr. Lucas, 27 years; and Mr. Allison, 2 years. All of the credited years of service were computed as of December 31, 1996. Retirement Plan benefits depend upon length of service, age at retirement and amount of compensation (determined in accordance with the Retirement Plan).

  Although higher amounts are determined under the Retirement Plan and shown in the table below, in most cases, pension benefits under the Retirement Plan or compensation used to measure such benefits will be reduced to comply with maximum limitations imposed by the Internal Revenue Code. Under such limitations effective in 1996, no base compensation above $150,000 may be used to calculate a benefit, except in the case of certain executive officers to preserve benefits accrued under previously applicable rules. In addition, no annual benefit derived from employer contributions may exceed $120,000. Assuming retirement at age 65, a Retirement Plan participant would be eligible at retirement for a maximum annual pension benefit (without taking into account the Internal Revenue Code limitations referred to above) set forth in the following table. However, assuming retirement at age 65, assuming 1996 base compensation and taking into account the Internal Revenue Code limitations, the annual pension benefit under the Retirement Plan for the executive officers named in the Summary Compensation Table would be as follows: Mr. Whitley, 103,607; Mr. Tipton, 95,146; Mr. Goodlett, 90,672; Mr. Lucas, 92,904; and Mr.
Allison, 53,737.

                       ANNUAL BENEFIT AFTER SPECIFIED YEARS OF SERVICE(2)
 FINAL AVERAGE   --------------------------------------------------------------
  BASE PAY(1)       15       20       25       30       35       40       45
 -------------   -------- -------- -------- -------- -------- -------- --------
$150,000........ $ 29,999 $ 39,999 $ 49,999 $ 59,999 $ 69,998 $ 79,998 $ 89,998
$200,000........ $ 39,999 $ 53,332 $ 66,665 $ 79,998 $ 93,331 $106,664 $119,997
$250,000........ $ 49,999 $ 66,665 $ 83,331 $ 99,998 $116,664 $133,330 $149,996
$300,000........ $ 59,999 $ 79,998 $ 99,998 $119,997 $139,997 $159,996 $179,996
$350,000........ $ 69,998 $ 93,331 $116,664 $139,997 $163,329 $186,662 $209,995
$400,000........ $ 79,998 $106,664 $133,330 $159,996 $186,662 $213,328 $239,994
$450,000........ $ 89,998 $119,997 $149,996 $179,996 $209,995 $239,994 $269,993
$500,000........ $ 99,998 $133,330 $166,663 $199,995 $233,328 $266,660 $299,993
$550,000........ $109,997 $146,663 $183,329 $219,995 $256,660 $293,326 $329,992
$600,000........ $119,997 $159,996 $199,995 $239,994 $279,993 $319,992 $359,991

--------
(1) "Final average base pay" generally means the average annual compensation during the 60 consecutive months of highest pay during the period of employment.
(2) Annual benefits shown are on a straight life annuity basis. Amounts shown are not subject to any deduction for Social Security benefits or other offset amounts. Benefits may be reduced by Internal Revenue Code limitations described above.

  Supplemental Security Plan. Executive officers and certain other employees of the Company and Kentucky Utilities are eligible to be members in Kentucky Utilities' Supplemental Security Plan which provides retirement, disability and death benefits as well as a change in control retirement benefit and a change in control severance benefit. As to executive officers, upon retirement at age 65, an eligible member will receive 15 annual payments of an amount equal to 75% of basic compensation, offset by benefits payable from any defined benefit plan of the Company or an affiliate (such as Kentucky Utilities' Retirement
Plan) and social security benefits. Basic compensation is the annualized base monthly salary of the member, exclusive of performance incentive compensation or other extraordinary compensation, in effect at termination of employment by retirement, disability or death. Upon termination of employment by death of an eligible executive officer prior to age 65, the member's beneficiary will receive an annual benefit equal to 50% of basic compensation until the later of the date such member would have attained age 65 or completion of 15 annual payments. Upon termination of employment by disability prior to age 65, the member will receive the "retirement benefit" if the member lives to retirement age and remains disabled or the "death benefit" if the member dies prior to retirement age and is disabled at death. Benefits will be paid from the general funds of the employer. The estimated annual benefits from Kentucky Utilities' Supplemental Security Plan that would be payable upon retirement at normal retirement age (age 65) for the individuals named in the Summary Compensation Table (assuming 1996 base salary) are as follows: Mr. Whitley, 188,128; Mr. Tipton, 65,342; Mr. Goodlett, 63,821; Mr. Lucas, 43,389; and Mr. Allison, 64,991. To
assist in providing funds to pay such benefits when they become payable, insurance is purchased on the lives of the members of the Supplemental
Security Plan.

  Change In Control Arrangements. Under the Supplemental Security Plan, members are entitled to change in control severance benefits in the following circumstances: (i) involuntary termination of the individual's employment within two years following a change in control (or, if later, prior to the consummation of the change in control transaction or its earlier abandonment) for reasons other than cause, death or permanent disability; (ii) resignation within two years of a change in control (or, if later, prior to the consummation of the change in control transaction or its earlier abandonment) for good reason (as defined in the plan); and (iii) in respect of the Chairman of the Board, the President, the Chief Financial Officer (or, if such positions are filled by less than three persons, the Executive Vice President), the Senior Vice Presidents and the Corporate Secretary, in each case of Kentucky Utilities, termination of employment for any reason during the 30-day period commencing on the first anniversary of the consummation of a change in control. In such circumstances, the employee will be entitled to a change in control severance payment equal to a certain percentage (300% in the case of executive officers of the Company or Kentucky Utilities) of the sum of
(i) the employee's basic compensation and (ii) the employee's target annual performance incentive compensation. In addition, the employee will be entitled to continuation of certain employee welfare benefits for up to three years following termination of employment, subject to an offset for comparable benefits. Under the Supplemental Security Plan, the employee is entitled to receive additional payments, if necessary, to reimburse the employee for certain federal excise tax liabilities. The Supplemental Security Plan's change in control retirement benefit provides that, upon termination of employment, other than for cause (as defined in the Supplemental Security
Plan) following a change in control, an eligible member will receive a lump-sum amount equal to the present value of the retirement benefit (described in the preceding paragraph and assuming the member is then 65 but prorated if the member then has less than 15 years of service, including an assumed three additional years of service in the case of executive officers); provided that, if the termination is more than two years from the change in control, the calculation of years of service will not include the assumed additional three years and the compensation upon which the benefit is calculated will be the actual compensation in effect at termination (rather than the compensation in effect at the change in control which, if higher, would be used if termination occurred within two years of the change in control). The change in control severance benefits and change in control retirement benefits are effective for a minimum of five years, which is automatically extended from year to year unless Kentucky Utilities gives notice that it does not wish to extend the period of effectiveness. Change in control has essentially the same meaning as under the Director Retirement Plans described under "Directors' Compensation."

  The Incentive Plans, Performance Share Plans and Executive Deferred Compensation Plans contain provisions relating to a change in control. Under each of these plans a change in control has essentially the same meaning as under the Director Retirement Plans described under "Directors' Compensation." Under the Performance Share Plans, if a participant's employment is terminated voluntarily or involuntarily after a change in control, such participant will have the right to an immediate payment in shares of Company Common Stock for all Performance Cycles in which the participant is currently participating. The amount payable to a participant in the event of termination in connection with a change in control will be determined in accordance with the formula specified in the Performance Share Plans. In addition, after a change in control, whether or not the participant is terminated, under the Executive Deferred Compensation Plans, all amounts held under such plans will be paid to the participant. Under the Incentive Plans, after a change in control, whether or not a participant is terminated, a participant, including a participant who had terminated prior to the change in control by reason of retirement, disability or death, will have a right to an immediate cash payment based on actual base salary earned prior to the change in control and on the assumption that established targets for the year had been met.

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